Exhibit 99.1

Earlyworks Announces Completion of ADS Ratio Change

Tokyo, Japan, May 16, 2024 (GLOBE NEWSWIRE) -- Earlyworks Co., Ltd. (Nasdaq: ELWS) (the “Company” or “Earlyworks”), a Japanese company operating its proprietary private blockchain technology, Grid Ledger System (“GLS”), previously announced the Company’s plans to change the ratio of its American Depositary Shares (“ADSs”) to its ordinary shares from one (1) ADS, representing one (1) ordinary share, to one (1) ADS representing five (5) ordinary shares (the “ADS Ratio Change”). The ADS Ratio Change became effective on May 16, 2024 (the “Effective Date”).

For the Company’s ADS holders, the change in the ADS Ratio has the same effect as a one-for-five reverse ADS split and has no impact on an ADS holder’s proportional equity interest in the Company. The change in the ADS Ratio is intended to further support the liquidity in the Company’s ADSs and to enable the Company to regain compliance with the Nasdaq minimum bid price requirement.

On the Effective Date, registered holders of the Company’s ADSs held in certificated form were required on a mandatory basis to surrender their certificated ADSs to Bank of New York Mellon, the depositary bank (the “Depositary”), for cancellation and received one (1) new ADS in exchange for every five (5) existing ADSs surrendered. Holders of uncertificated ADSs in the Direct Registration System (DRS) and The Depository Trust Company (DTC) had their ADSs automatically exchanged.

The exchange of every five (5) then-held (existing) ADSs for one (1) new ADS occurred automatically on the Effective Date, with the then-held ADSs being cancelled and new ADSs being issued by the Depositary. The Company’s ADSs continue to be traded on The Nasdaq Capital Market under the ticker symbol “ELWS.”

No fractional new ADSs were issued in connection with the change in the ADS Ratio. Instead, fractional entitlements to new ADSs will be aggregated and sold, and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes, and expenses) will be distributed to the applicable ADS holders by the Depositary.

As a result of the change in the ADS Ratio, the ADS trading price is expected to increase proportionally, although the Company can give no assurance that the ADS trading price after the change in the ADS Ratio will be proportionally equal to or greater than the previous ADS trading price prior to the change or that the change in the ADS Ratio will have any effect on the liquidity in the Company’s ADSs.

About Earlyworks Co., Ltd.

Earlyworks Co., Ltd. is a Japanese company operating its proprietary private blockchain technology, GLS, to leverage blockchain technology in various applications in a wide range of industries. GLS is a hybrid blockchain that combines the technical advantages of blockchain and database technology. GLS features high-speed processing, which can reach 0.016 seconds per transaction, tamper-resistance, security, zero server downtime, and versatile applications. The applicability of GLS is verified in multiple domains, including real estate, advertisement, telecommunications, metaverse, and financial services. The Company’s mission is to keep updating GLS and make it an infrastructure in the coming Web3/metaverse-like data society.

For more information, please visit the Company’s website: https://ir.e-arly.works/.

For inquiries about this release, please contact:

Earlyworks Co., Ltd.

Contact E-MAIL: ew-ir@e-arly.works

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.